                                                                    EXHIBIT 99.1

                          SHAMIR OPTICAL INDUSTRY LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

     Notice is hereby given that the annual general meeting of shareholders (the
"MEETING") of Shamir Optical Industry Ltd. (the "COMPANY") will be held on
Wednesday, July 29, 2009, at 3:00 p.m. (Israel time), at the offices of Gross,
Kleinhendler, Hodak, Halevy, Greenberg & Co., One Azrieli Center, 40th floor,
Tel Aviv, Israel.

     The agenda of the annual general meeting shall be as follows:

     1.   Ratification of the re-appointment of Kost, Forer, Gabbay & Kasierer, independent public accountants and a member of Ernst & Young Global, as the Company's independent auditors for fiscal year 2009 and the period ending at the close of the next annual general meeting and review of the report of the Company's board of directors with respect to estimated remuneration to be paid to the independent auditors and its affiliates for the year ending December 31, 2009;

     2.   Re-election of Mr. Uzi Tzur as a Class C Director of the Company to
          hold office until the close of the third succeeding annual general meeting to be held in 2012; and

     3.   Approval of the Company's purchase of an insurance policy of directors' and officers' liability.

     In addition, the shareholders will be requested to consider at the Meeting the reports of the Company's directors and the Company's consolidated financial statements for the fiscal year ended December 31, 2008.

     Only shareholders of record at the close of business on Wednesday, June 24,
2009 (the "RECORD DATE") will be entitled to receive notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Holders of the Company's ordinary shares who hold their shares through a member of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company, c/o Mr. David Bar-Yosef, General
Counsel, Kibbutz Shamir, Upper Galilee 12135, Israel, an ownership certificate confirming their ownership of the Company's ordinary shares, on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for
Voting at General Meeting) 2000, as amended and a copy of their identity card, passport or certificate of incorporation, as the case may be.

     Shareholders who wish to vote at the meeting by means of a proxy are obliged to complete, sign, date and return the proxy card no later than two hours before the time of the meeting.

     Discussion at the Meeting will commence if a quorum is present. A quorum is constituted by two or more shareholders who are present in person or by proxy, or who have delivered to the Company a proxy card indicating their manner of voting, and who hold or represent shares conferring in the aggregate at least thirty three and one-third percent (33- 1/3%) of the voting power in the
Company. If a quorum is not present within an hour of the time designated for the Meeting, the Meeting will be adjourned until Wednesday, August 5, 2009, at the same time and place. At the adjourned Meeting any number of shareholders who are present in person or proxy, or who have delivered a proxy card, will constitute a quorum.

     The wording of the resolutions to be voted at the Meeting and relevant documents thereto may be inspected at the Company's offices, which are located at Kibbutz Shamir, Upper Galilee 12135, Israel during normal business hours and by prior coordination with Mr. David Bar-Yosef, General Counsel (Tel: +972 (4)
694-7810).

                                    By order of the Company's board of directors

                                    /s/ David Bar-Yosef, Attorney
                                    General Counsel

                                    July 1, 2009

                                     - ii -

                          SHAMIR OPTICAL INDUSTRY LTD.

                                 KIBBUTZ SHAMIR
                                  UPPER GALILEE
                                  12135 ISRAEL

                           --------------------------

                                 PROXY STATEMENT

                           --------------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                     TO BE HELD ON WEDNESDAY, JULY 29, 2009

     This proxy statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the "SHARES"), of Shamir Optical Industry Ltd. in connection with the annual general meeting of shareholders of the Company (the
"MEETING") to be held at the offices of Gross, Kleinhendler, Hodak, Halevy,
Greenberg & Co., One Azrieli Center, 40th floor, Tel Aviv, Israel on Wednesday,
July 29, 2009, at 3:00 p.m. Israel time, and thereafter as it may be adjourned from time to time. Unless the context otherwise requires, references in this proxy statement to "Shamir," the "Company," "we" or "our" refer to Shamir
Optical Industry Ltd.

     At the Meeting, the following resolutions will be proposed for adoption by the shareholders:

     1.   To ratify the re-appointment of Kost, Forer, Gabbay & Kasierer, independent public accountants and a member of Ernst & Young Global, as the Company's independent auditors for fiscal year 2009 and the period ending at the close of the next annual general meeting and to review the report of the Company's board of directors with respect to estimated remuneration to be paid to the independent auditors and its affiliates for the year ending December 31, 2009;

     2.   Re-election of Mr. Uzi Tzur as a Class C Director of the Company to
          hold office until the close of the third succeeding annual general meeting to be held in 2012; and

     3.   To approve the Company's purchase of an insurance policy of directors'
          and officers' liability.

     In addition, the shareholders will be requested to consider at the Meeting the reports of the Company's directors and the Company's consolidated financial statements for the fiscal year ended December 31, 2008.

SHAREHOLDERS ENTITLED TO VOTE

     Only holders of record of Shares at the close of business on Wednesday,
June 24, 2009 (the "RECORD DATE") are entitled to receive notice of, and to vote at, the Meeting.

     As of the Record Date, the Company had 16,423,740 issued and outstanding
Shares. Each Share is entitled to one vote on each matter to be voted on at the
Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account.

PROXIES

     Proxies for use at the Meeting are being solicited by the board of directors of the Company. A form of proxy for use at the Meeting is attached.
The completed proxy should be mailed to the Company in the pre-addressed envelope provided and received by the Company at least two (2) hours before the
Meeting. Upon the receipt of a properly executed proxy in the form enclosed herewith, the persons named as proxies therein will vote the Shares covered thereby in accordance with the directions of the shareholder executing such proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted "FOR" all of the proposed resolutions to be presented to the
Meeting for which the board of directors recommends a "FOR" vote. Shareholders may revoke their proxy at any time before the effective exercise thereof by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date or by oral notification to the chairman of the meeting at the Meeting.

     Shareholders wishing to express their position on an agenda item for this annual general meeting may do so by submitting a written position statement to the Company's offices, c/o Mr. David Bar-Yosef, at Kibbutz Shamir, Upper Galilee
12135, Israel, no later than Sunday, July 5, 2009. Any position statement received will be furnished to the Securities and Exchange Commission (the
"COMMISSION") on Form 6-K, and will be made available to the public on the
Commission's website at www.sec.gov and in addition at www.magna.isa.gov.il.

     We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

     The proxy and proxy card shall also serve as a voting deed (ktav hatzba'a)
as such term is defined under the Israeli Companies Law.

     We expect to mail the proxy statement to shareholders on or about July 1,
2009. Shamir will bear all expenses of this solicitation. In addition to the solicitation of proxies by mail, our directors, officers and employees, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians may be requested to forward proxy solicitation materials to the beneficial owners of our Shares and we will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

QUORUM AND VOTING REQUIREMENTS

     The quorum required consists of two or more shareholders who are present in person or proxy and who together hold or represent Shares conferring in the aggregate at least thirty three and one third percent (33-1/3%) of the voting power in the Company. If a quorum is not present within an hour of the time designated for the Meeting, the Meeting shall be adjourned to Wednesday, August
5, 2009, at the same time and place. At the adjourned Meeting any number of shareholders who are present in person or by proxy, or who have delivered a proxy card, shall constitute a quorum.

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     The approval of each of the Proposals requires the affirmative vote of the holders of a majority of the Shares present, in person or by proxy, and voting on the proposal.

REPORTING REQUIREMENTS

     We are subject to the information reporting requirements of the U.S.
Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission may be inspected without charge at the Commission's Public Reference Room at 100 F Street, N.E., Washington,
D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1-800-SEC-0330. Our filings are also available to the public on the Commission's website at www.sec.gov.

     As a foreign private issuer, we are exempt from the rules under the
Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

AFTER CAREFUL CONSIDERATION, OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS
VOTE "FOR" THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

                             ----------------------

               ITEM I: RE-APPOINTMENT OF INDEPENDENT AUDITORS AND
                      DETERMINATION OF THEIR REMUNERATION

     Under the Israeli Companies Law of 1999 (the "COMPANIES LAW") and the
Company's Articles of Association, the shareholders of the Company are authorized to appoint the Company's independent auditor. Under the Articles of
Association of the Company, the board of directors is authorized to determine the independent auditor's remuneration and must report to the general meeting the remuneration paid to the independent auditor and its affiliates. In addition, the approval by the audit committee of the independent auditor's re-appointment and remuneration is required under the corporate governance rules of the Nasdaq Global Market.

     Following the approval and recommendation by the Company's audit committee and the board of directors, it is proposed that Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, be re-appointed as the independent auditor of the Company for fiscal year 2009 and the period ending at the close of the next annual general meeting. Such auditors served as the Company's auditors for fiscal year 2008 and have no relationship with the Company or with any affiliate of the Company, except in their capacity as auditors.

     The remuneration of Kost, Forer, Gabbay & Kasierer, a member of Ernst &
Young Global, the Company's independent auditor for the year ending December 31,
2009, approved by the Company's audit committee and board of directors on June
17, 2009, is approximately $330,000 for auditing services, and $10,000 for tax consultation services.

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     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, that the Company's independent auditor, Kost, Forer, Gabbay &
Kasierer, a member of Ernst & Young Global, be and is hereby re-appointed as the independent auditor of the Company for fiscal year 2009 and the period ending at the close of the next annual general meeting."

    ITEM II: RE-ELECTION OF MR. URI TZUR TO HOLD OFFICE AS A CLASS C DIRECTOR

     At the Meeting, shareholders will be asked to reappoint Mr. Uzi Tzur to serve as a Class C Director of the Company. As of the date of this proxy statement, Mr. Uzi Tzur serves as a director of the Company. Uzi Tzur is nominated to serve as a Class C Director until the third succeeding annual meeting to be held in 2012.

     The following information supplied with respect to the person nominated and recommended to be elected to the board of directors is based upon the records of the Company and information furnished to it by the nominee. The nominee to serve on the board of directors as a Class C Director is:

NAME               AGE     CURRENT POSITION WITH COMPANY
----               ---     -----------------------------

Uzi Tzur           69      Director and Chairman of the Board

     UZI TZUR. Mr. Tzur has been a member of our board of directors since its original establishment in 1997 and the chairman of our board of directors since
April 2007. He served as acting chairman of the board of directors from July
2004 until March 2005. He is also the current chairman of the management board of Kibbutz Shamir, a position he has held since 1992. Mr. Tzur is currently a member of the board of directors of Shalag Industries, Ltd., and was a board member of N.R. Spuntech Industries Ltd., two companies that are located in
Kibbutz Shamir and are listed on the Tel Aviv Stock Exchange. He is also chairman of the boards of Mishkai Galil Elion, an umbrella organization of all kibbutzim in northern Israel, and of Hamashbir Hamercazi A.C.S. Ltd., an Israeli
trading company. He has over twenty years of experience in different managerial positions. He holds a BA and an MBA degree in management and economics from the
Ruppin Academic Center in Israel and is a retired Lieutenant Colonel of the
Israeli reserve armed forces.

     At the Meeting, it is proposed that the following resolution be adopted:

     "RESOLVED, that Uri Tzur be, and hereby is, elected as a Class C Director of the Company to hold office until the close of the third succeeding annual meeting to be held in 2012."

          ITEM III: APPROVAL OF THE COMPANY'S PURCHASE OF AN INSURANCE
              POLICY CONCERNING DIRECTORS' AND OFFICERS' LIABILITY

     Pursuant to the approval of the general meeting held on July 29, 2008 and following the approvals of the audit committee and the board of directors, the
Company purchased an insurance policy for liability of directors and officers of the Company, including in their capacity as directors and officers of the
Company's subsidiaries (the "D&O INSURANCE") for the period from September 9,
2008, until September 9, 2009. Such policy covers a total liability of $20 million ($15 million coverage of the Company, directors and officers and $5 million additional coverage of the directors and officers). The annual premium paid by the Company with respect to such insurance policy is approximately
$155,000 (the "BASE PREMIUM").

                                       4

     Following the approval by the audit committee and the board of directors, it is proposed to authorize the Company to renew the D&O Insurance policy, provided that the annual premium to be paid by the Company will not exceed 130%
of the Base Premium ($200,000) and the aggregate coverage of the D&O Insurance policy will not exceed $20 million ($15 million coverage of the Company, directors and officers and $5 million additional coverage of the directors and officers). The insurer, the aggregate coverage amount under the D&O Insurance policy and the annual premium to be paid for such coverage shall be determined by the audit committee and the board of directors.

     It is proposed that the following resolution be adopted at the Meeting:

     "RESOLVED, to authorize the Company to purchase an insurance policy with respect to liability of the director and officers of the Company, which terms shall be approved by the audit committee and the board of directors of the
Company, provided that the annual premium to be paid by the Company will not exceed $200,000 and the aggregate coverage of the insurance policy will not exceed $20 million."

                                 OTHER BUSINESS

     Management knows of no other business to be acted upon at the Meeting.
However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

                                    By order of the Company's board of directors

                                    /s/ David Bar-Yosef, Attorney
                                    General Counsel

                                    July 1, 2009

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